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                                                            Exhibit 99(a)(5)(iv)

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY



HARBOR FINANCE PARTNERS,                             CIVIL ACTION
on behalf of itself and all                          NO. 18443NC
others similarly situated,

                           Plaintiff,

                  v.

MURRAY H. HUTCHINSON, LEE A.                         CLASS ACTION COMPLAINT
AULT, III, MICHAEL N. HAMMES,
WILLIAM L. PIERPOINT, JOSEPH
STEMLER, JOHN R. WOODHULL, and
SUNRISE MEDICAL, INC.,

                           Defendants,

     Plaintiff, by its attorneys, alleges upon information and belief, except as to paragraph 1, which is alleged on personal knowledge, as follows:

                                   THE PARTIES
                                   -----------

     1. Plaintiff has at all relevant times owned shares of the common stock of Sunrise Medical, Inc. ("Sunrise" or the "Company").

     2. Sunrise is a corporation organized under the laws of Delaware with its principal executive offices located at 2382 Faraday Avenue, Carlsbad, California. Sunrise manufactures and sells medical devices the majority of which are used in respiratory rehabilitation. As of October 27, 1999, Sunrise had approximately 22.4 million shares of common stock outstanding and hundreds of

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stockholders of record. Sunrise's stock trades on the New York Stock Exchange.

     3. Defendant Murray H. Hutchinson, is, and was at all relevant times, Chairman of the Company's board of directors (the "Board").

     4. Defendant Michael N. Hammes, is, and was at all relevant times, Chief Executive Officer and a Director of Sunrise.

     5. Defendants Lee A. Ault, III, William L. Pierpoint, Joseph Stemler, and John R. Woodhull, Heil are, and were at all relevant times, directors of Sunrise.

     6. The individuals described in paragraphs 5 through 7 are referred to as the Individual Defendants.

     7. Because of their positions as officers/directors, the Individual Defendants owe fiduciary duties of loyalty and due care to plaintiff and the other members of the Class.

     8. Each defendant herein is sued individually as a conspirator, as well as in his/her/its capacity as an officer, director and/or controlling shareholder of the Company, and the liability of each arises from the fact that each defendant has engaged in all or part of the unlawful acts, schemes, or transactions complained of herein.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

     9. Plaintiff brings this action on his own behalf and as a class action, on behalf of all stockholders of the Company,

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except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, or any of the Company's principal stockholders, who will be threatened with injury arising from defendants' actions as is described more fully below.

     10. This action is properly maintainable as a class action.

     11. The Class is so numerous that joinder of all members is impracticable. The Company has approximately 22.4 million shares of common stock. There are hundreds of record and beneficial stockholders.

     12. There are questions of law and fact common to the Class including, INTER ALIA, whether:

          a. defendants have breached and will continue to breach their fiduciary and other common law duties owed by them to plaintiff and the members of the Class; and

          b. plaintiff and the other members of the Class would be irreparably damaged by the wrongs complained of herein.

     13. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

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     14. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter by dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

     15. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

     16. On October 17, 2000, the BLOOMBERG NEWS SERVICE reported that Sunrise had signed a definitive agreement to be acquired by a management-led investment group affiliated with Hammes, in a transaction valued at $224.4 million.

     17. Pursuant to the terms of the transaction, Sunrise shareholders will receive $10.00 per share in cash. Hammes and other members of Sunrise management will retain a portion of their stockholdings in the surviving corporation.

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     18. The management-led takeover was announced on the heels of Sunrise reporting several new products that were touted to strongly affect earnings for the upcoming fiscal year.

     19. The investor group now seeks to take advantage of Sunrise's future growth and capture such value for itself to the detriment of the Company's public shareholders at a price which is wholly inadequate.

     20. Defendants have breached their fiduciary obligations to Sunrise stockholders to maximize shareholder value.

     21. Because the investor group includes members of management, the investor group was in a position to, and in fact did, dictate the terms of the proposed transaction.

     22. The proposed transaction is grossly unfair, inadequate and provides value to Sunrise stockholders substantially below the fair or inherent value of the Company. Taking into account Sunrise's asset value, liquidation value, its expected growth, the strength of its business, revenues, cash flow, and earnings power, the intrinsic value of the equity of Sunrise is materially greater than the consideration contemplated by the proposed transaction price.

     23. The proposed transaction is wrongful, unfair and harmful to Sunrise's public stockholders, and will deny them their right to share proportionately in the true value of Sunrise's valuable assets, profitable business, and future growth in profits

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and earnings, while usurping the same for the benefit of the investor group.

     24. As a result of defendants' action, plaintiff and the Class have been and will be damaged by the breaches of fiduciary duty and, therefore, plaintiff and the Class will not receive the fair value of Sunrise's assets and businesses.

     25. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will succeed in their plan to exclude plaintiff and the Class from the fair proportionate share of Sunrise's valuable assets and businesses, all to the irreparable harm of the Class.

     26. Plaintiff and the Class have no adequate remedy of law.

     WHEREFORE, plaintiff prays for judgment and relief as follows:

          (a) declaring that this lawsuit is properly maintainable as a class action and certifying plaintiff as a representative of the Class;

          (b) declaring that the defendants and each of them have committed a gross abuse of trust and have breached their fiduciary duties to plaintiff and the other members of the Class;

          (c) preliminary and permanently enjoining defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with or implementing the transaction;

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          (d) in the event the proposed transaction is consummated, rescinding it and setting it aside;

          (e) awarding compensatory damages against defendants, jointly and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

          (f) awarding plaintiff and the Class their costs and disbursements and reasonable allowances for plaintiff's counsel and experts' fees and expenses; and

          (g) granting such other and further relief as may be just and proper.

                                   ROSENTHAL MONHAIT GROSS
                                       & GODDESS, P.A.


                                   By: /s/ Carmella P. Keenes
                                      ------------------------------------------
                                   Mellon Bank Center
                                   919 Market Street
                                   Wilmington, Delaware 19899
                                   (302) 656-4433

                                   Attorneys for Plaintiff

Of Counsel:

WECHSLER HARWOOD
  HALEBIAN & FEFFER LLP
488 Madison Avenue
New York, New York 10022
(212) 935-7400


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